UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Commission File Number 001-35298

OCEAN RIG UDW INC.

10 Skopa Street, Tribune House

2nd Floor, Office 202, CY 1075

Nicosia, Cyprus

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Ocean Rig UDW Inc. (the “Company”), dated March 8, 2016: Ocean Rig UDW Inc. Reports Financial and Operating Results for the Fourth Quarter 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEAN RIG UDW INC.

Dated: March 9, 2016	By: /s/George Economou
George Economou
Chief Executive Officer

Exhibit 99.1

OCEAN RIG UDW INC. REPORTS FINANCIAL AND OPERATING RESULTS FOR THE FOURTH QUARTER 2015

March 8, 2016, Nicosia, Cyprus. Ocean Rig UDW Inc. (NASDAQ:ORIG), or Ocean Rig or the Company, an international contractor of offshore deepwater drilling services, today announced its unaudited financial and operating results for the quarter ended December 31, 2015.

Fourth Quarter 2015 Financial Highlights

➢

For the fourth quarter of 2015, the Company reported a net loss of $174.4 million, or $1.26 basic and diluted loss per share.

Included in the fourth quarter 2015 results are:

-

Non-cash gains associated with the purchase of the 7.25% Senior Unsecured Notes due 2019 and the 6.5% Senior Secured Notes due 2017 totaling $137.0 million, or $0.99 per share.

-

Impairment charge of $415.0 million, or $3.00 per share, associated with the Company’s drilling rigs.

Excluding the above items, the Company would have reported net income of $103.6 million, or $0.75 per share.

➢

The Company reported Adjusted EBITDA(1) of $300.8 million for the fourth quarter of 2015.

(1) Adjusted EBITDA is a non-GAAP measure; please see later in this press release for reconciliation to net income / (loss)

Recent Highlights

-

On March 7, 2016, the Company commenced arbitration proceedings against Total E&P Angola for the termination of the contract with Ocean Rig Olympia.

-

On March 7, 2016, the Company signed a drilling contract for one of its semi-submersible drilling rigs, the Leiv Eiriksson, with Lundin Norway AS. The drilling contract is for a minimum of 3 wells, for drilling offshore Norway, with an estimated backlog of approximately $23.6 million. The rig is scheduled to commence this contract in the third quarter of 2016.

-

As of March 7, 2016, the Company had purchased $369.0 million in principal amount of the 7.25% Senior Unsecured Notes due in 2019 and $340.3 million of the 6.5% Senior Secured Notes due in 2017, resulting in a total gain to the Company of $314.2 million.

-

On February 12, 2016, Premier Oil Plc. (“Premier”) terminated the contract for the Eirik Raude operating in the Falkland Islands. The Company has commenced arbitration proceedings against Premier.

-

On February 11, 2016, Total E&P Congo sent a notice to terminate the drilling contract for the Ocean Rig Apollo. As per the contract, the Company is entitled to a termination fee that varies from 50% to 95% of the operating rate that will be payable monthly until April 2018.

-

On January 21, 2016, ENI Angola S.p.A terminated the drilling contract for the Ocean Rig Olympia operating offshore Angola. The Company is currently in discussions to settle the amount due to it in an amicable fashion.

George Economou, Chairman and Chief Executive Officer of the Company, commented:

“In the fourth quarter our fleet operated at 99.5% utilization continuing the strong trend from the previous three quarters. Our full year 2015 fleet operating efficiency was approximately 98.2%, allowing us to successfully monetize our contracted revenue backlog. For the fourth quarter of 2015 we recorded approximately $475.7 million in net revenue and after paying operating and G&A expenses, our EBITDA for the fourth quarter of 2015 amounted to approximately $300.8 million versus the fourth quarter of 2014 EBITDA of approximately $276.7 million.

 “Given recent conditions in the debt capital markets and with a view to further strengthen our balance sheet, we decided to expand further on the Notes buyback program. As of today, we have bought $369.0 million of our 7.25% Senior Unsecured Notes due in 2019 and $340.3 million of our 6.5% Senior Secured Notes due in 2017.

“Regrettably, however, during the first quarter of 2016, three of our clients have decided to terminate drilling contracts.  The Eirik Raude, Ocean Rig Olympia and Ocean Rig Apollo are currently en route to their stacking locations and remain available for alternative employment.

“With regards to the termination of the contract of the Ocean Rig Apollo, the Company is still in discussions with the lenders of the respective loan agreement about the consequences of such termination, which may involve a significant prepayment of the loan.

“The above terminations act as a reminder of the extremely challenging times facing the offshore drilling industry. The prospects for the industry remain bleak with limited visibility of new contracts and are likely to remain so at least until 2018.”

Financial Review: 2015 Fourth Quarter

The Company recorded net loss of $174.4 million, or $1.26 basic and diluted loss per share, for the three-month period ended December 31, 2015, as compared to a net income of $87.5 million, or $0.66 basic and diluted earnings per share, for the three-month period ended December 31, 2014.

Revenues decreased by $23.7 million to $475.7 million for the three-month period ended December 31, 2015, as compared to $499.4 million for the same period in 2014.

Drilling rigs and drillships’ operating expenses decreased to $150.9 million and total depreciation and amortization increased to $95.1 million for the three-month period ended December 31, 2015, from $194.8 million and $84.5 million, respectively, for the three-month period ended December 31, 2014. Total general and administrative expenses decreased to $23.7 million in the fourth quarter of 2015 from $34.8 million during the same period in 2014.

Interest and finance costs, net of interest income, increased to $68.2 million for the three-month period ended December 31, 2015, compared to $62.3 million for the three-month period ended December 31, 2014.

Operating Fleet

The table below describes our operating fleet profile as of March 7, 2016:

   Total backlog as of March 7, 2016 amounted to $2.67 billion.

Unit Leiv Eiriksson	Year built/ or Scheduled Delivery 2001	Redelivery Q3 – 16	Operating Area Norway
Ocean Rig Corcovado	2011	Q2 – 18	Brazil
Ocean Rig Poseidon	2011	Q2 – 17	Angola
Ocean Rig Mykonos	2011	Q1 – 18	Brazil
Ocean Rig Mylos	2013	Q3 – 16	Brazil
Ocean Rig Skyros	2013	Q3 – 21	Angola
Ocean Rig Athena	2014	Q2 – 17	Senegal

Ocean Rig UDW Inc.

Financial Statements

Unaudited Condensed Consolidated Statements of Operations

(Expressed in Thousands of U.S. Dollars except for share and per share data)	Three Months Ended December 31,		Year Ended December 31,
	2014	2015	2014	2015

REVENUES:
Revenues	$499,366	$475,727	$1,817,077	$1,748,200

EXPENSES:
Drilling rigs and drillships operating expenses	194,815	150,932	727,832	582,122
Depreciation and amortization	84,467	95,119	324,302	362,587
Impairment loss	-	414,986	-	414,986
Loss on sale of assets	-	5,177	-	5,177
General and administrative expenses	34,830	23,667	131,745	100,314
Legal settlements and other, net	(3,454)	643	(721)	(2,591)

Operating income/(loss)	188,708	(214,797)	633,919	285,605

OTHER INCOME/(EXPENSES):
Interest and finance costs, net of interest income	(62,329)	(68,205)	(287,904)	(270,537)
Gain from repurchase of senior notes	-	136,961	-	189,174
Gain/(loss) on interest rate swaps	(6,447)	4,765	(12,671)	(11,513)
Other, net	3,523	357	4,282	(12,899)
Income taxes	(35,950)	(33,480)	(77,823)	(99,816)
Total other income/ (expenses), net	(101,203)	40,398	(374,116)	(205,591)

Net income/ (loss) attributable to Ocean Rig UDW Inc.	$87,505	$(174,399)	$259,803	$80,014

Net income/ (loss) attributable to Ocean Rig UDW Inc. common stockholders	$87,229	$(174,399)	$259,031	$78,839

Earnings/ (losses) per common share, basic and diluted	$0.66	$(1.26)	$1.96	$0.57
Weighted average number of shares, basic and diluted	131,851,422	138,377,314	131,837,227	138,757,176

Ocean Rig UDW Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in Thousands of U.S. Dollars)	December 31, 2014	December 31, 2015

ASSETS
Cash, cash equivalents and restricted cash (current and non-current)	$531,497	$747,485
Other current assets	446,695	500,637
Advances for drillships under construction and related costs	622,507	394,852
Drilling rigs, drillships, machinery and equipment, net	6,207,633	6,336,892
Other non-current assets	233,289	40,354
Total assets	8,041,621	8,020,220

LIABILITIES AND STOCKHOLDERS’ EQUITY

Total debt, net of deferred financing costs	4,372,450	4,328,468
Total other liabilities	502,895	416,987
Total stockholders’ equity	3,166,276	3,274,765
Total liabilities and stockholders’ equity	$8,041,621	$8,020,220

SHARE COUNT DATA
Common stock issued	132,017,178	160,888,606
Less: Treasury stock	-	(22,222,222)
Common stock issued and outstanding	132,017,178	138,666,384

Adjusted EBITDA Reconciliation

Adjusted EBITDA represents earnings before interest, taxes, depreciation and amortization, class survey costs,  impairment loss, loss on sale of assets, gain from repurchase of senior notes and gains or losses on interest rate swaps. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company measures its operations. Adjusted EBITDA is also used by our lenders as a measure of our compliance with certain covenants contained in our loan agreements and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net income / (loss) to Adjusted-EBITDA:

(Dollars in thousands)	Three Months Ended December 31,		Year Ended December 31,
	2014	2015	2014	2015
Net income/ (loss)	$87,505	$(174,399)	$259,803	$80,014

Add: Net interest expense	62,329	68,205	287,904	270,537
Add: Depreciation and amortization	84,467	95,119	324,302	362,587
Add: Income taxes	35,950	33,480	77,823	99,816
Add: Impairment loss	-	414,986	-	414,986
Add: (Gain)/ loss on interest rate swaps	6,447	(4,765)	12,671	11,513
Add: Loss on sale of assets	-	5,177	-	5,177
Less: Gain from repurchase of senior notes	-	(136,961)	-	(189,174)
Adjusted EBITDA	$276,698	$300,842	$962,503	$1,055,456

Drill Rigs Holdings Inc - Supplemental Information

Leiv Eiriksson

The Leiv Eiriksson completed the contract with Rig Management and will undergo a yard stay in Norway before commencing its contract with Lundin Norway AS during the third quarter of 2016.  During the fourth quarter of 2015, the unit achieved utilization of 100%.

Eirik Raude

The Eirik Raude is currently en route to its stacking location and is available for alternative employment. During the fourth quarter of 2015, the unit achieved utilization of 91.97%.

Summary Financials of Drill Rig Holdings Inc.:

	Year ended December 31, 2014	Year ended December 31, 2015
(Dollars in thousands)
Total assets…………………………………	$ 1,254,454	$742,778
Total debt, net of financing fees………..	(788,224)	(794,103)
Shareholders equity………………………	(384,938)	95,897
Total cash and cash equivalents……….…	$ 23,635	$43,339

	Year Ended December 31, 2014	Year Ended December 31, 2015
(Dollars in thousands)
Total revenue………………………………	$ 427,703	$407,830
EBITDA..……………………….…………	$ 231,709	$(176,991)

EBITDA reconciliation of Drill Rig Holdings Inc.:

(Dollars in thousands)	Year ended December 31,
	2014	2015
Net Income/ (loss)	$114,058	$(336,823)
Add: Net interest expense	37,379	58,616
Add: Depreciation and amortization	77,158	85,345
Add: Income taxes	3,114	15,871
EBITDA	$231,709	$(176,991)

Conference Call and Webcast: March 9, 2016

As announced, the Company’s management team will host a conference call, on Wednesday,  March 9, 2016 at 8:00 a.m. Eastern Time to discuss the Company's financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "Ocean Rig."

A replay of the conference call will be available until Wednesday, March 16, 2016. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 55592075#.

A replay of the conference call will also be available on the Company’s website at www.ocean- rig.com under the Investor Relations section.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the Ocean Rig UDW Inc. website www.ocean-rig.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Ocean Rig UDW Inc.

Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry.

Ocean Rig’s common stock is listed on the NASDAQ Global Select Market where it trades under the symbol “ORIG”

Visit the Company’s website at www.ocean-rig.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.

Forward-looking statements relate to Ocean Rig’s expectations, beliefs, intentions or strategies regarding the future. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “seek,” and similar expressions. Forward-looking statements reflect Ocean Rig’s current views and assumptions with respect to future events and are subject to risks and uncertainties.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in Ocean Rig’s records and other data available from third parties. Although Ocean Rig believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Ocean Rig’s control, Ocean Rig cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward- looking statements contained herein. Actual and future results and trends could differ materially from those set forth in such statements.

Important factors that, in Ocean Rig’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include factors related to (i) the offshore drilling market, including supply and demand, utilization, day rates and customer drilling programs, commodity prices, effects of new rigs and drillships on the market and effects of declines in commodity process and downturns in the global economy on the market outlook for our various geographical operating sectors and classes of rigs and drillships; (ii) hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations; (iii) newbuildings, upgrades, and shipyard and other capital projects; (iv) changes in laws and governmental regulations, particularly with respect to environmental matters; (v) the availability of competing offshore drilling vessels; (vi) political and other uncertainties, including risks of terrorist acts, war and civil disturbances; piracy; significant governmental influence over many aspects of local economies, seizure; nationalization or expropriation of property or equipment; repudiation, nullification, modification or renegotiation of contracts; limitations on insurance coverage, such as war risk coverage, in certain areas; political unrest; foreign and U.S. monetary policy and foreign currency fluctuations and devaluations; the inability to repatriate income or capital; complications associated with repairing and replacing equipment in remote locations; import-export quotas, wage and price controls imposition of trade barriers; regulatory or financial requirements to comply with foreign bureaucratic actions; changing taxation policies; and other forms of government regulation and economic conditions that are beyond our control; (vii) the performance of our rigs; (viii) our ability to procure or have access to financing and our ability comply with our loan covenants; (ix) our substantial leverage, including our ability to generate sufficient cash flow to service our existing debt and the incurrence of substantial indebtedness in the future (x) our ability to successfully employ our drilling units; (xi) our capital expenditures, including the timing and cost of completion of capital projects; (xii) our revenues and expenses; (xiii) complications associated with repairing and replacing equipment in remote locations; and (xiv) regulatory or financial requirements to comply with foreign bureaucratic actions, including potential limitations on drilling activities. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements.

Risks and uncertainties are further described in reports filed by Ocean Rig UDW Inc. with the U.S. Securities and Exchange Commission, including the Company’s most recently filed Annual Report on Form 20-F.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: oceanrig@capitallink.com